EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 28, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Telefónica

CELULAR

TELE SUDESTE CELULAR PARTIPAÇÕES S.A.

Announces the Minutes of the 47th Meeting of The Council of Administration

March 26, 2002. (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (March 26, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) announces the Minutes of the 47th Meeting of The Council of Administration of Tele Sudeste Celular Participações S. A., held on December 20th, 2002.

1. **DATE, TIME AND PLACE:** December 20th., 2001, at 10:00 a.m., at Praia de Botafogo n° 501, 7° andar, Rio de Janeiro - RJ, as per the ordinary statutory summons.

2. **COMPOSITION OF THE BOARD:** Felix Pablo Ivorra Cano – President of the Board; Evandro Luís Pippi Kruel - Secretary.

3. **OPENING OF THE MEETING:** The meeting was started with the presence of the Administration Council Members that subscribe this minute, with a *quorum* as per the Corporate Bylaws.

4. **MATTERS IN THE AGENDA AND DELIBERATIONS:**

4.1. Analysis and discussion regarding interest on company's net worth (IONW): The proposal to be submitted to the shareholders regarding the interest on company's net worth (IONW) was approved by unanimous voting. In conformity with Article 9 of the Law 9245/95 and Edit 207/96 of the "Comissão de Valores Mobiliários", the payment was set in a total value of R$ 50,296,643.22 (fifty million, two hundred ninety six thousand, six hundred forty reais and twenty two cents), which represents R$ 0.126998 per block of thousand common or preferred shares. From this amount 15% of the IONW is withheld for income tax purposes at the time of its credit resulting in a total net value of R$ 42,752,146.73 (forty two million, seven hundred fifty thousand, one hundred forty six reais and seventy three cents) or R$ 0.107949 per block of thousand common or preferred shares. There is no income tax for the legal entities that prove their immune or exempt status. The corresponding charge will be registered in the accounting books of the Company as of December 31, 2001, on a separate basis for each shareholder according to his respective ownership for that date. The payment will be made in the date that the General Shareholder Meeting decides. The value of the IONW, net of the income tax, will be considered as part of the obligatory dividend and the statutory dividend of the common and preferred shares, referring to the fiscal year 2001, for all the effects described in the Company's by-laws.

5. **CLOSING OF THE MEETING:** With nothing else to discuss, the meeting was closed, and this minute was written, read, approved and signed by the Council Members then present and by the Secretary, being registered in the appropriate book.

Felix Pablo Ivorra Cano
President of the Board of Directors

Fernando Xavier Ferreira
Vice-President of the Board of Directors

Antonio Viana-Baptista
Counselor

Paulo César Pereira Teixeira
Counselor

Oliver Alexander Flögel
Counselor

Ernesto Lopez Mozo
Counselor (represented by Felix Pablo Ivorra Cano)

Kazuo Moriya
Counselor

Evandro Luís Pippi Kruel
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: March 27, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Tele Sudeste Celular Participações S.A announces the Minutes of the 47th Meeting of The Council of Administration.